================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                   FORM 11-K

                                 -------------

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934
                               (NO FEE REQUIRED)

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the period from January 1, 1999 to December 31, 1999
                         Commission File Number 0-30417

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

                       PHILIP SERVICES CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PHILIP SERVICES CORPORATION
                              100 KING STREET WEST
                            HAMILTON, ONTARIO L8N4J6

================================================================================

TABLE OF CONTENTS


                                                                            Page
Reports of Independent Accountants                                            1

Financial Statements for the Years Ended December 31, 1999 and 1998:

       Statements of Net Assets Available for Benefits                        4

       Statements of Changes in Net Assets Available for Benefits             5

       Notes to Financial Statements                                          6

Supplemental Schedules for the Year Ended December 31, 1999:

       Schedule H 4i - Schedule of Assets Held for Investment Purposes       13

       Schedule H 4j - Schedule of Reportable Transactions                   14

       Schedule G, Part III - Schedule of Nonexempt Transactions             15

REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
Philip Services Corp. 401(k) Plan:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Philip Services Corp. 401(k) Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS, LLP

Houston, Texas


June 28, 2000
-------- ----

REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrator of
Philip Services Corp. 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of the Philip Services Corp. 401(k) Plan (the "Plan") as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

The accompanying 1998 financial statements have been prepared assuming that Philip Services Corp. (the "Company") will continue as a going concern. As discussed in Note 1 to the financial statements, the Company was not in compliance with the provisions of its existing credit agreement during 1998 which raises substantial doubt about its ability and the Plan's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



DELOITTE & TOUCHE LLP



Houston, Texas
June 28, 1999

PHILIP SERVICES CORP. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999 and 1998

                                            1999            1998
Investments, at fair value:
    Spectrum Growth Fund                $ 18,189,728   $ 15,688,935
    Growth & Income Fund                  12,983,726     13,196,258
    Prime Reserve Fund                    16,261,392     12,923,532
    New Horizons Fund                     12,892,583     10,887,142
    Blue Chip Growth Fund                 15,819,237      8,294,585
    Capital Appreciation Fund              7,074,139      8,143,456
    Balanced Fund                          8,379,484      6,530,257
    International Stock Fund               6,810,359      5,272,954
    New Income Fund                        3,274,268      3,935,047
    Spectrum Income Fund                   2,085,353      2,135,201
    Philip Services Common Stock Fund        263,213        642,047
    Participant Loans                      5,031,733      4,718,808
                                        ------------   ------------

        Total investments                109,065,215     92,368,222

Receivables:
    Participant contributions                290,607        489,637
    Employer contributions                   104,046        205,164
                                        ------------   ------------

        Total receivables                    394,653        694,801
                                        ------------   ------------

Net assets available for benefits       $109,459,868   $ 93,063,023
                                        ============   ============





The accompanying notes are an integral part of the financial statements.

PHILIP SERVICES CORP. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 1999 and 1998

                                                                         1999             1998
Contributions:
    Employee                                                       $  12,133,423    $  14,343,907
    Employer                                                           5,325,068        6,413,833
    Rollovers                                                          5,571,345       49,654,519
                                                                   -------------    -------------

        Total contributions                                           23,029,836       70,412,259

Investment income:
    Net appreciation (depreciation) in fair value of investments       5,215,793       (6,732,871)
    Dividend income                                                    7,210,637        5,849,888
    Interest income                                                      488,893          329,149
                                                                   -------------    -------------

        Net investment income (loss)                                  12,915,323         (553,834)

Participant withdrawals and distributions                            (19,548,324)      (8,963,155)
                                                                   -------------    -------------

Net increase in net assets available for benefits                     16,396,835       60,895,270

Net assets available for benefits:
    Beginning of year                                                 93,063,023       32,167,753
                                                                   -------------    -------------

    End of year                                                    $ 109,459,858    $  93,063,023
                                                                   =============    =============





The accompanying notes are an integral part of the financial statements.

PHILIP SERVICES CORP. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS



1.       THE PLAN AND PLAN DESCRIPTION:

         The following description of the Philip Services Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan for eligible employees of Philip Services Corp. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). As such, the Plan meets minimum funding standards required under these provisions. The Plan is directed by a 401(k) committee which is composed of employees appointed by the Company's Board of Directors.

         The Company is a supplier of metals recovery and industrial services to major industry sectors throughout North American and Europe. The Company applies proprietary technology to reduce the cost and downtime associated with industrial cleaning and plant turnaround activities, and to recover value from industrial by-products and metal bearing residuals.

         As of December 31, 1998, the Company was not in compliance with the provisions of its existing credit agreement as amended (the "Credit Facility"). On April 26, 1999, the Company's lending syndicate approved a lock-up agreement as amended on June 21, 1999 (the "Lock-up Agreement") which sets forth a new capital structure for the Company and the conditions that govern the restructuring of approximately $1 billion in secured term loans outstanding under the Credit Facility. Under the terms of the Lock-up Agreement, the lenders will convert the outstanding approximately $1 billion of secured syndicated debt into $300 million of senior secured debt, $100 million of convertible secured payment in-kind debt and 91% of the common shares of the restructured Company. The secured payment in-kind debt is convertible into 25% of the common shares of the restructured Company on a fully-diluted basis as of the restructuring date. The senior secured debt and the secured payment in-kind debt each have a term of five years. The Lock-up Agreement also provides that the Board of Directors of the restructured Company will consist of nine directors who will be nominated by the new 91% shareholders (i.e., the lenders). The nominees will include two members of the existing Board. The sale of the utilities division of the Company on May 18, 1999 resulted in a reduction of the restructured senior secured debt from $300 million to $250 million.

         The Company filed a voluntary application to reorganize with the appropriate court in Canada and filed voluntary petitions with the appropriate court in the United States on June 25, 1999. The applications include proposals that would adjust the amounts owing to certain unsecured creditors and the realization value of the Company's assets. Upon filing, the Company has access to $100 million of debtor-in-possession financing to support its working capital requirements during the restructuring process. Upon receipt of court approval of the application, the $100 million debtor-in-possession financing will be repaid by a $100 million working capital facility to be established. The courts have confirmed the Company's access to proceeds remaining from previous sales of non-core assets of over $400 million. On April 7, 2000, a plan of reorganization was approved by the appropriate courts. See Note 4.

         During 1998, the Department of Labor ("DOL") conducted an audit of the Allwaste, Inc. Employee Retirement Plan (the "Allwaste Plan") for plan years 1995, 1996, and 1997. As a result of the audit, the Company agreed to contribute $34,966 to the Allwaste Plan. Subsequent to December 31, 1998, the Company transferred $28,109 to T. Rowe Price to be allocated to the accounts of the affected participants, with the remainder paid directly to former participants. As of December 31, 1998 the $28,109 was included in employer contributions receivable.

         PLAN MERGERS

         During 1999, the Luntz Corp. Retirement Plan, the Steiner-Life Retirement Plan, the Southern Alloys Retirement Plan, the Shredders Retirement Plan, and the McKinley Irons Retirement Plan were merged into the Plan. These mergers resulted in rollover contributions of approximately $5 million.

1.       THE PLAN AND PLAN DESCRIPTION, CONTINUED:

         PLAN MERGERS, CONTINUED

         During 1998, the Serv-Tech Inc. Consolidated Retirement Savings 401(k) Plan, the Roth Bros. Smelting Employee's Deferred Savings and Profit Sharing Plan and Trust, the Allwaste, Inc. Employee Retirement Plan, the Luria Bros.-Connell Limited Partnership Profit Sharing and Savings Plan, the RMF Global, Inc. 401(k) Savings & Retirement Plan, the Cousins Employees Savings & Retirement Plan, the 21st Century Environmental Management, Inc. 401(k) Plan, the Industrial Services Technologies, Inc. 401(k) Savings Plan and the Eltex Chemical Employees 401(k) Plan were merged into the Plan. These mergers resulted in rollover contributions of approximately $47.9 million. In connection with the merger of these plans the Blue Chip Growth Fund, the Balanced Fund and Philip Services Stock Fund became investment options under the Plan.

         CONTRIBUTIONS AND VESTING

         A participant may elect to contribute between 1% and 15% of annual compensation. Participant contributions to the Plan are fully vested at the time they are made. The Company matches 50% of participant contributions up to a maximum of $3,000 per year. A participant obtains full vesting in his or her Company matching contributions account balance and earnings thereon upon the earlier of the date on which he or she completes one year of participation or the date on which he or she completes five years of employment. Any employee who was a participant in the Plan on February 18, 1994, is fully vested in his or her Company matching contributions accounts at all times.

         Nonvested amounts forfeited by participants are used to offset future employer contributions. For the years ended December 31, 1999 and 1998, forfeited accounts totaled $6,440 and $126,277, respectively.

         INVESTMENT FUNDS

         A participant may direct the investment of his or her account balances and contributions to any one or more of the following investment funds:

              NEW HORIZONS FUND:

              A mutual fund investing principally in common stock of smaller companies with high growth potential. This fund is publicly traded as the T. Rowe Price New Horizons Fund, Inc.

              GROWTH & INCOME FUND:

              A mutual fund investing principally in blue chip common stocks with other investments in preferred stocks and convertible bonds. This fund is publicly traded as the T. Rowe Price Growth & Income Fund, Inc.

              CAPITAL APPRECIATION FUND:

              A mutual fund investing principally in common stocks with growth and capital appreciation prospects. Additionally, this fund invests in convertible bonds and preferred stocks. This fund is publicly traded as the T. Rowe Price Capital Appreciation Fund, Inc.

              PRIME RESERVE FUND:

              A money market mutual fund invested in the T. Rowe Price Prime Reserve Fund, Inc.

              NEW INCOME FUND:

              A bond mutual fund investing in United States Government and high quality corporate bonds. This fund is publicly traded as the T. Rowe Price New Income Fund, Inc.

              INTERNATIONAL STOCK FUND:

              A mutual fund investing principally in a diversified portfolio of long-term marketable securities of established non-United States issuers. This fund is publicly traded as the T. Rowe Price International Stock Fund.

              SPECTRUM GROWTH FUND:

              A mutual fund investing principally in stock funds with growth and capital appreciation prospects. This fund is publicly traded as the T. Rowe Price Spectrum Growth Fund.

              SPECTRUM INCOME FUND:

              A mutual fund investing in income-oriented funds with high current income and price appreciation prospects. This fund is publicly traded as the T. Rowe Price Spectrum Income Fund.

              BALANCED FUND:

              A mutual fund investing in a diversified portfolio consisting of approximately 60% in common stocks and the balance in fixed income securities and cash reserves. This fund is publicly traded as T. Rowe Price Balanced Fund, Inc.

              BLUE CHIP GROWTH FUND:

              A mutual fund investing in common stocks of large and medium-sized blue chip companies that have the potential for above average growth in earnings. This fund is publicly traded as T. Rowe Price Blue Chip Growth Fund, Inc.

              PHILIP SERVICES STOCK FUND:

              Funds are invested in the common stock of Philip Services Corp. Effective April 1, 1999, the Philip Services Stock Fund discontinued future allocation and reallocations of investments by plan participants into the Fund. However, participants were allowed to retain any investments in the Fund as of March 31, 1999.

         All of the mutual funds held by the Plan are managed by T. Rowe Price Associates, Inc., the trustee of the Plan. In addition T. Rowe Price holds the shares of the Philip Services Stock Fund.

         PARTICIPANT LOANS

         The Plan may make loans to actively employed participants of not less than $1,000 nor more than the lessor of $50,000 or 50% of the current value of the vested balance in the participant's account. The $50,000 limitation is reduced by the participant's highest outstanding loan balance during the prior one-year period. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding at a given time. The interest rate on loans is prime plus 1%, as determined quarterly by the trustee. The interest rate on existing loans ranges from 6.00% to 11.00%. The interest rate is fixed for the term of the loan, and the repayment period may be from one to five years. Participant loans are secured by the participants' account balances.

         During 1999 and 1998, loans were made in the amount of $2,978,864 and $2,506,017, respectively.

         At December 31, 1999, loans amounting to $247,961 were in default as defined by the Plan.

         WITHDRAWALS AND DISTRIBUTIONS

         The Plan provides for in-service withdrawals to participants which are limited to the participant's vested account balances and are subject to certain other restrictions and requirements. Upon separation from service, a participant's account balances may be distributed in a lump sum or kept in the Plan. A participant whose account balances exceed $3,500 may elect a deferred distribution or installment payment over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70 1/2. As of December 31, 1999 and 1998, there were no amounts payable to participants who have terminated or withdrawn from the Plan.



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         As of December 31, 1999, the Plan has adopted SOP 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. SOP 99-3 eliminates the reporting requirement on defined contribution plans to disclose amounts by separate investment fund in columnar format.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         PLAN EXPENSES

         Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         INVESTMENTS

         Investments are recorded at fair value based on quoted market prices as determined by the trustee. Dividends and interest income from investments are recorded as earned on the accrual basis, and allocated to participants based upon their proportionate investment in each fund. Purchases and sales of securities are recorded on a trade-date basis.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments. The cost basis of securities sold is determined by a moving weighted average for the shares in each fund.

         PLAN TERMINATION

         While the Board of Directors of the Company has not expressed an intention to do so, it may terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all participants become fully vested and the Plan's assets will be distributed to the participants on the basis of their net asset account balances existing at the date of termination.

         TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving that determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company is currently requesting an updated determination letter from the IRS.

         EXCESS CONTRIBUTION

         Upon failure of nondiscrimination tests, the Plan would accrue a liability equal to the excess contribution and excess aggregate contribution to be refunded. The Plan has not completed the nondiscrimination tests for the year ended December 31, 1999. Management does not believe that the impact of excess contributions, if any, will be material to the financial statements.

3.       INVESTMENTS:

         Investments that comprised 5% or more of the net assets available for benefits at December 31 were as follows:


                                1999          1998
Spectrum Growth Fund        $18,189,728   $15,688,935
Growth & Income Fund         12,983,726    13,196,258
Prime Reserve Fund           16,261,392    12,923,532
New Horizons Fund            12,892,583    10,887,142
Blue Chip Growth Fund        15,819,237     8,294,585
Capital Appreciation Fund     7,074,139     8,143,456
Balanced Fund                 8,379,484     6,530,257
International Stock Fund      6,810,359     5,272,954
Participant loans                           4,718,808



4.       SUBSEQUENT EVENT:

         On April 7, 2000, the Company emerged from bankruptcy pursuant to a plan of reorganization under Chapter 11 of the United States Bankruptcy Code. By virtue of the consummation of the reorganization, Philip Services Corporation, a Delaware Corporation ("Philip"), a subsidiary of the Company, emerged as successor entity to the Company. The public parent is now Philip.

         As of March 31, 2000, Philip entered into a credit agreement with various of its lenders. On the same date Philip also entered into the following agreements: An exit loan agreement with certain of its lenders, with Foothill Capital Corporation acting as Arranger and Administrative Agent; a registration rights agreement between Philip and certain securities holders pertaining to shares of common stock issued in connection with the bankruptcy; a registration rights agreement between Philip and certain securities holders pertaining to shares of common stock issuable upon conversion of Philip's 3% convertible subordinated notes due 2020; a registration rights agreement between Philip and certain securities holders pertaining to shares of common stock issuable upon conversion of a portion of the Secured PIK/Term Agreement; and a shareholder rights agreement between Philip and American Securities Transfer & Trust, Inc.

                            SUPPLEMENTAL INFORMATION

PHILIP SERVICES CORP. 401(K) PLAN
SCHEDULE H 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1999

                                     DESCRIPTION OF INVESTMENT, INCLUDING
     IDENTITY OF ISSUE,          MATURITY DATE, IDENTITY OF ISSUE, BORROWER,
          BORROWER,              INTEREST RATE, COLLATERAL, CURRENT LESSOR OR                           CURRENT
   LESSOR OR SIMILAR PARTY         SIMILAR PARTY AND PAR OR MATURITY VALUE           COST              VALUE
* T. Rowe Price                 Spectrum Growth Fund                               $ 16,789,197       $ 18,189,728
* T. Rowe Price                 Growth & Income Fund                                 12,848,200         12,983,726
* T. Rowe Price                 Prime Reserve Fund                                   16,261,392         16,261,392
* T. Rowe Price                 New Horizons Fund                                    10,340,909         12,892,583
* T. Rowe Price                 Blue Chip Growth Fund                                13,053,690         15,819,237
* T. Rowe Price                 Capital Appreciation Fund                             7,823,464          7,074,139
* T. Rowe Price                 Balanced Fund                                         7,566,916          8,379,484
* T. Rowe Price                 International Stock Fund                              5,225,587          6,810,359
* T. Rowe Price                 New Income Fund                                       3,536,518          3,274,268
* T. Rowe Price                 Spectrum Income Fund                                  2,212,285          2,085,353
* Philip Services Corp.         Common Stock                                          5,313,714            263,213
* Participant loans             Maturities primarily from one to five years
                                   with interest rates from 6% to 11.0%                                  5,031,733
                                                                                   ------------       ------------

      Total                                                                        $100,971,872       $109,065,215
                                                                                   ============       ============




*  Party-In-Interest

PHILIP SERVICES CORP. 401(K) PLAN
SCHEDULE H 4j - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1999


                                                                                              CURRENT VALUE
SERIES OF TRANSACTIONS IN ASSETS INVOLVING                                                     OF ASSET AT
    MORE THAN 5% OF THE CURRENT VALUE OF       DESCRIPTION   PURCHASE    SELLING   COST OF     TRANSACTION    NET GAIN
    PLAN ASSETS AT THE BEGINNING OF THE YEAR:   OF ASSET     PRICE(a)    PRICE(b)   ASSET          DATE       OR LOSS
* T. Rowe Price Prime Reserve Fund             Mutual Fund   $6,802,905           $6,802,905   $ 6,802,905

* T. Rowe Price Growth and Income Fund         Mutual Fund    4,955,632            4,955,632     4,955,632

* T. Rowe Price Spectrum Growth Fund           Mutual Fund    5,831,733            5,831,733     5,831,733

* T. Rowe Price Blue Chip Growth Fund          Mutual Fund    8,464,708            8,464,708     8,464,708

INDIVIDUAL TRANSACTIONS IN ASSETS INVOLVING
  MORE THAN 5% OF THE CURRENT VALUE OF
  PLAN ASSETS AT THE BEGINNING OF THE YEAR:

None




*     Party-In-Interest

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expense.

PHILIP SERVICES CORP. 401(K) PLAN
SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS for the year ended December 31, 1999


                 RELATIONSHIP TO
                  PLAN, EMPLOYER
   IDENTITY OF       OR OTHER                                                         AMOUNT       INCURRED
 PARTY INVOLVED  PARTY-IN-INTEREST                                                    LOANED       ON LOAN
Philip Services      Employer
                                    Lending of monies from the Plan to the
  Corp.*                            Employer (participant and employer
                                    contributions not timely remitted to the
                                    Plan) as follows:

                                    Deemed loan dated April 21, 1999, maturity        $ 3,739         23
                                    June 2, 1999 with interest at 7.75% per annum

                                    Deemed loan dated April 21, 1999, maturity          3,308         29
                                    June 2, 1999 with interest at 7.75% per
                                    annum

                                    Deemed loan dated May 21, 1999, maturity            3,308          8
                                    June 2, 1999 with interest at 7.75% per
                                    annum

                                    Deemed loan dated May 21, 1999, maturity            3,273          8
                                    June 2, 1999 with interest at 7.75% per
                                    annum

                                    Deemed loan dated March 21, 1999, maturity            554          3
                                    April 13, 1999 with interest at 7.75% per
                                    annum

                                    Deemed loan dated July 22, 1999, maturity             449          1
                                    July 29, 1999 with interest at 8.5% per
                                    annum





*  Party-In-Interest

                                   SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Philip Services Corp. 401(k) Plan Committee, which administers the Philip Services Corp. 401(k) Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 28th day of June, 2000.

PHILIP SERVICES CORP. 401(k) PLAN
ADMINISTRATIVE COMMITTEE


/s/ JAMES O'LEARY
-------------------------------------
James O'Leary

/s/ DERWARD B. RHODES
-------------------------------------
Derward B. Rhodes